Exhibit G

                              Georgia Power Company
                       Savannah Electric and Power Company

                         Proposed Notice of Proceedings

         Georgia Power Company ("Georgia Power") and Savannah Electric and Power Company ("Savannah Electric") are public utility company subsidiaries of The Southern Company,a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). Georgia Power and Savannah Electric have filed an application-declaration under Sections 9 and 12 of the Act and Rules 44 and 54 thereunder.

         Georgia Power owns an approximate 84% undivided interest in the plant under construction known as Plant McIntosh Combined Cycle Units 10 and 11 (the "Project") in Effingham County, Georgia (the "County"). Savannah Electric owns an approximate 16% undivided interest in the Project.

         Georgia Power and Savannah Electric expect to complete construction of the Project and also expect the Project to become operational in June 2005. At that point, the Project will be deemed to be a "utility asset" under the Act. At such time, Georgia Power and Savannah Electric expect to enter into the "sale/leaseback" transaction described below. Georgia Power and Savannah Electric seek approval of the transfer of the Project to the Effingham County Industrial Development Authority (the "Authority") in connection with the "sale/leaseback" transaction described below.

         Pursuant to a tax abatement agreement ("Tax Abatement Agreement"), the County (acting by and through its Board of Commissioners), the Board of Tax Assessors of Efffingham County, the Authority, Georgia Power and Savannah Electric have agreed to levelize and abate the property taxes due from Georgia Power and Savannah Electric to the County over a period of approximately 20 years, as follows:

         (a) After completion of the Project, Georgia Power and Savannah Electric will sell an interest in the Project to the Authority in an amount not to exceed $65,000,000 (the "Sale Price"). To finance the purchase of such interest in the Project, the Authority will issue and sell its revenue bonds ("Revenue Bonds") to Georgia Power and Savannah Electric (or their assignees), pro rata in accordance with their respective ownership interests (the "Leased Interests"), in the aggregate amount of the Sale Price.1 Since the Sale Price equals the cost of such Revenue Bonds, no money will be exchanged among Georgia Power, Savannah Electric and the Authority.

         (b) Simultaneously with the sale of the Project to the Authority, Georgia Power and Savannah Electric will lease, pro rata in accordance with their Leased Interests, the Project back from the Authority for a term of approximately 20 years (the estimated useful life of the Project) pursuant to a lease agreement (the "Agreement"). The Agreement provides for lease payments to be made by Georgia Power and Savannah Electric, pro rata in accordance with the Leased Interests, at times and in amounts which correspond to the payments with respect to the principal of and interest on the Revenue Bonds whenever and in whatever manner the same shall become due, whether at stated maturity, upon redemption or declaration or otherwise.

         (c) The Agreement provides for lease payments to be deposited with a trustee (the "Trustee") under an indenture between the Authority and the Trustee (the "Trust Indenture") and pursuant to which the Revenue Bonds will be issued and secured. Since Georgia Power and Savannah Electric will make lease payments in the same amounts and at the same times that the Trustee will pay interest and principal on the Revenue Bonds to Georgia Power and Savannah Electric, no lease payments or Revenue Bond payments actually will be paid by or to Georgia Power and Savannah Electric. The Trust Indenture will provide for the specific terms of the Revenue Bonds, including a final maturity of January 1, 2025 and an interest rate of 5.00%. The Trust Indenture will also specify the term and details of the Revenue Bonds and will contain various provisions, covenants and agreements to protect the security of the bondholders, including the following:
(a) pledging and assigning the rents, revenues and receipts of the Authority derived from the Project to secure the payment of the Revenue Bonds; (b) describing the redemption provisions and other features of the Revenue Bonds;
(c) setting forth the form of the Revenue Bonds; (d) establishing the various funds and accounts to handle the Revenue Bonds proceeds and revenues of the Project and setting forth covenants regarding the administration and investment of such funds and accounts by the Trustee; (e) setting forth the duties of the Trustee; (f) defining events of default and provisions for enforcing the rights and remedies of the bondholders in such events; and (g) restricting the issuance of additional bonds and the terms upon which the same may be issued and secured. The Agreement obligates Georgia Power and Savannah Electric to pay, pro rata in accordance with the Leased Interests, the fees and charges of the Trustee.

         (d) The Agreement permits Georgia Power and Savannah Electric (or their assignees), pro rata in accordance with their Leased Interests, to buy the Project back from the Authority for a nominal purchase price at the expiration (or earlier termination) the Agreement.

         (e) Accordingly, Georgia Power and Savannah Electric are treated as the owners of the Project for financial accounting purposes and federal income tax purposes, and Georgia Power and Savannah Electric are in fact the beneficial owners of, with full control over, the Project. As described herein, the Tax Abatement Agreement obligates Georgia Power and Savannah Electric, pro rata in accordance with their Leased Interests, to make level property tax payments on the lease payments, plus a fee to the County and the Authority.

         For the Commission, by the Division of Investment Management, pursuant to delegated authority.

1 In December 2003, the Authority issued $350,000,000 in Revenue Bonds. In December 2004, the Authority issued $160,000,000 in Revenue Bonds. After the Commission's approval, the Authority will issue up to $65,000,000 in Revenue Bonds. The aggregate amount of the Revenue Bonds previously issued and the Revenue Bonds contemplated hereby will not exceed $575,000,000 and will equal the approximate total cost of the Project.